                                                   ----------------------------
                                                           OMB APPROVAL
                                                   ----------------------------
                                                    OMB Number:......323-0145
                                                   ----------------------------
                         UNITED STATES              Expires: December 31, 1997
               SECURITIES AND EXCHANGE COMMISSION   Estimated average burden
                      Washington, D.C. 20549        hours per response...14.90
                                                   ----------------------------


                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1          )*
                                             -----------

                             Wild Oats Markets, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    96808B107
             -------------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

 CUSIP No.       96808B107         SCHEDULE 13G          Page   2  of  10  Pages
------------------------------                          ------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Chase Venture Capital Associates, L.P.
           13-337-6808
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

           California
--------------------------------------------------------------------------------
                         5     SOLE VOTING POWER
                                1,247,088
      NUMBER OF
 SHARES BENEFICIALLY     -------------------------------------------------------
       OWNED BY          6     SHARED VOTING POWER
         EACH
      REPORTING                  Not applicable.
        PERSON
         WITH            -------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER
                                1,247,088

                         -------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER
                                Not applicable.

--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,247,088
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                        /  /

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.1%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

            PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 11 Pages

                                  SCHEDULE 13G

Issuer:  Wild Oats Markets, Inc.                        CUSIP Number:  96808B107
--------------------------------------------------------------------------------


Item 1.

         (a)      Name of Issuer:
                  Wild Oats Markets, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  1645 Broadway
                  Boulder, Colorado 80302

Item 2.

         (a)      Name of Person Filing:
                  Chase Venture Capital Associates, L.P.

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (b)      Address of Principal Business Office or, if none, Residence:
                  380 Madison Avenue, 12th Floor
                  New York, New York 10017

         (c)      Citizenship: See Row 4 on cover page.

         (d)      Title of Class of Securities (of Issuer):
                  Common Stock

         (e)      CUSIP Number:
                  See top of cover page.

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.  Ownership

         (a)      Amount Beneficially Owned:
                  1,247,088 (as of December 31, 1997)

         (b)      Percent of Class:
                  15.1% (as of December 31, 1997)

                          Page 3 of 10 Pages

                                  SCHEDULE 13G

Issuer:  Wild Oats Markets, Inc.                        CUSIP Number:  96808B107
--------------------------------------------------------------------------------

         (c)      Number of shares as to which such person has:

                  (i)     1,247,088
                  (ii)    Not applicable.
                  (iii)   1,247,088
                  (iv)    Not applicable.

Item 5.  Ownership of Five Percent or Less of a Class

                   Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                   Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                   Not applicable.

Item 8.  Identification and Classification of Members of the Group

                   Not applicable.

Item 9.  Notice of Dissolution of Group

                   Not applicable.

Item 10. Certification
                   Not applicable.

                           Page 4 of 10 Pages

                                  SCHEDULE 13G

Issuer:  Wild Oats Markets, Inc.                        CUSIP Number:  96808B107
--------------------------------------------------------------------------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 1998               CHASE VENTURE CAPITAL ASSOCIATES, L.P.

                                      By: CHASE CAPITAL PARTNERS,
                                          its General Partner


                                      By: /s/ Jeffrey C. Walker
                                          ---------------------
                                          Name:  Jeffrey C. Walker
                                          Title: Managing General Partner



                              Pages 5 of 10 Pages

                                  SCHEDULE 13G

Issuer:  Wild Oats Markets, Inc.                        CUSIP Number:  96808B107
--------------------------------------------------------------------------------

                                 EXHIBIT 2(a)

         This statement is being filed by Chase Venture Capital Associates, L.P. (f/k/a Chemical Venture Capital Associates, A California Limited Partnership) (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners (f/k/a Chemical Venture Partners), a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

         Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                                 John R. Baron
                                 Mitchell J. Blutt, M.D.
                                 Arnold L. Chavkin
                                 Michael R. Hannon
                                 Donald J. Hofmann
                                 Stephen P. Murray
                                 John M. B. O'Connor
                                 Brian J. Richmand
                                 Shahan D. Soghikian
                                 Jeffrey C. Walker
                                 Damion E. Wicker, M.D.

         Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ, England.

         Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation (f/k/a Chemical Capital Corporation), a New York corporation ("Chase Capital"), CCP Principals, L.P. (f/k/a CVP Principals, L.P.), a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation (f/k/a Chemical Banking Corporation), a Delaware corporation. The general partner of each of Principals and European Principals is Chase Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

         The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. Citizen.


                               Page 6 of 10 Pages

                                 SCHEDULE 13G

Issuer:  Wild Oats Markets, Inc.                        CUSIP Number:  96808B107
--------------------------------------------------------------------------------
                                                                      SCHEDULE A


                           CHASE CAPITAL CORPORATION

                              Executive Officers


 Chief Executive Officer                          William B. Harrison, Jr.*

 President                                        Jeffrey C. Walker**

 Executive Vice President                         Mitchell J. Blutt, M.D.**

 Vice President & Secretary                       Gregory Meridith*

 Vice President                                   George E. Kelts**

 Assistant Secretary                              Robert C. Carroll*

                                   Directors

                           William B. Harrison, Jr.*
                              Jeffrey C. Walker**


------------------------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017

**    Principal occupation is employee of Chase and/or general partner of CCP,
Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017


                               Page 7 of 10 Pages

                                  SCHEDULE 13G

Issuer:  Wild Oats Markets, Inc.                        CUSIP Number:  96808B107
--------------------------------------------------------------------------------
                                                                      SCHEDULE B


                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers*

                          Walter V. Shipley, Chairman
                        Thomas G. Labrecque, President
             William B. Harrison, Jr., Vice Chairman of the Board
              Donald L. Boudreau, Senior Executive Vice President
                 Marc Shapiro, Senior Executive Vice President
              Joseph G. Sponholz, Senior Executive Vice President


                                    Directors**

                                        Principal Occupation or Employment;
 Name                                   Business or Residence Address
 ----                                   -----------------------------

 Hans W. Becherer                       Chairman of the Board
                                        Chief Executive Officer
                                        Deere & Company
                                        8601 John Deere Road
                                        Moline, IL 61265

 Frank A. Bennack, Jr.                  President and Chief Executive Officer
                                        The Hearst Corporation
                                        959 Eighth Avenue
                                        New York, NY 10019

 Susan V. Berresford                    President
                                        The Ford Foundation
                                        320 East 43rd Street
                                        New York, NY 10017

 M. Anthony Burns                       Chairman, President and CEO
                                        Ryder System, Inc.
                                        3600 N.W. S2nd Avenue
                                        Miami, FL 33166

-------------------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. Citizen.

**    Each of the persons named below is a citizen of the United States of
America.


                               Page 8 of 10 Pages

                                  SCHEDULE 13G

Issuer:  Wild Oats Markets, Inc.                        CUSIP Number:  96808B107
--------------------------------------------------------------------------------

                                        Principal Occupation or Employment;
 Name                                   Business or Residence Address
 ----                                   -----------------------------

 H. Laurance Fuller                     Chairman of the Board and
                                         Chief Executive Officer
                                        Amoco Corporation
                                        200 East Randolph Drive
                                        Chicago, IL 60601

 Melvin R. Goodes                       Chairman of the Board and
                                         Chief Executive Officer
                                        Warner-Lambert Company
                                        201 Tabor Road
                                        Morris Plains, NJ 07950

 William H. Gray, III                   President and Chief Executive Officer
                                        The College Fund/UNCF
                                        8260 Willow Oaks Corporate Drive
                                        P.O. Box 10444
                                        Fairfax, VA 22031

 George V. Grune                        Chairman of the Board and
                                         Chief Executive Officer
                                        The Reader's Digest Association, Inc.
                                        Chairman of the Board
                                        The DeWitt Wallace-Reader's Digest Fund
                                        Lila Wallace-Reader's Digest Fund
                                        Reader's Digest Road
                                        Pleasantville, NY 10570

 William B. Harrison, Jr.               Vice Chairman of the Board
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, NY 10017-2070

 Harold S. Hook                         Retired Chairman of the Board
                                        American General Corporation
                                        2929 Allen Parkway
                                        Houston, TX 77019

 Helene L. Kaplan                       Of Counsel
                                        Skadden, Arps, Slate, Meagher & Flom
                                        919 Third Avenue - Room 29-72

                                        New York, NY 10022

 Thomas G. Labrecque                    President
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, NY 10017-2070

 Henry B. Schacht                       Retired Chairman of the Board and
                                         Chief Executive Officer
                                        Lucent Technologies, Inc.
                                        600 Mountain Avenue - Room 6A511
                                        Murray Hill, NJ 07974

                               Page 9 of 10 Pages

                                  SCHEDULE 13G

Issuer:  Wild Oats Markets, Inc.                        CUSIP Number:  96808B107
--------------------------------------------------------------------------------

                                        Principal Occupation or Employment;
 Name                                   Business or Residence Address
 ----                                   -----------------------------

 Walter V. Shipley                      Chairman of the Board
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, NY 10017-2070

 Andrew C. Sigler                       Retired Chairman of the Board
                                         and Chief Executive Officer
                                        Champion International Corporation
                                        1 Champion Plaza
                                        Stamford, CT 06921

 John R. Stafford                       Chairman, President and Chief
                                         Executive Officer
                                        American Home Products Corporation
                                        Five Giralda Farms
                                        Madison, NJ 07940

 Marina v.N. Whitman                    Professor of Business Administration
                                         and Public Policy
                                        The University of Michigan
                                        School of Public Policy
                                        411 Lorch Hall, 611 Tappan Street
                                        Ann Arbor, MI 48109-1220

                          Page 10 of 10 Pages